Filed by Aon Global Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aon Corporation

Commission File No.: 001-07933

Commission File No. for Registration Statement

on Form S-4: 333-178991

Aon

Aon Stock Conversion Webcast

February 16, 2012

Introduction

Welcome to the Aon Stock Conversion — PricewaterhouseCoopers Tax Webcast and thanks for standing by. Questions will be accepted online through the webcast. Today’s conference call is being recorded. If you have any objections, you may disconnect at this time. I’ll now turn today’s call over to Greg Besio, Aon’s Chief Human Resources Officer.

Good morning everyone and thank you for joining us today.  As the operator noted, the topic of today’s webcast is tax considerations for US Colleague shareholders relative to the exchange of Aon Delaware common shares for Class A Ordinary Shares of Aon UK. Aon has engaged PricewaterhouseCoopers to assist in providing tax support to our colleagues and PwC will be presenting today’s materials.  I am please to introduce at this time Sheryl Eighner from PwC who will take us through today’s webcast.

Thank you, Greg.  Welcome to the Aon Corporate stock conversion webcast.  I would like to start by informing you that the information covered in this webcast is being presented for educational purposes, and should not be taken as specific legal, tax, investment or other professional advice.  This webcast is not intended, and cannot be used for purposes of avoiding U.S. federal, state or local tax penalties.

In addition, information provided by PwC should not be taken as legal, tax, investment, or any other professional advice.  Before taking any specific action related to your investments or tax filings, we strongly encourage you to consult with your personal tax advisor.

Additional disclaimers are listed at the end of the webcast.

Today we will discuss the U.S. tax considerations related to Aon stock conversion including the taxability to U.S. shareholders, taxation of capital gains, Aon company equity programs, and additional information that may be helpful.  We will also discuss the available resources to assist Colleagues including Fidelity, Morgan Stanley Smith Barney and the Aon Stock Conversion Assistance Program.

Our goal is to provide you with accurate and objective information related to this transaction and to help you appropriately plan and prepare for any tax or financial impact to you as a Colleague and U.S. shareholder of Aon.

Our objectives today are:  to help you, as Aon Colleagues, understand the tax implications of the transaction; to show you where to find the information that you will need, including the adjusted basis of your Aon shares and provide you with information on the resources available to you.

As we go through the information, I encourage you to think about how this information might apply to you.  As we discuss a particular topic that is relevant to you, I suggest that you write it down so that by the end of the webcast, you will have already started to build your own action and follow-up plan.

Taxability for U.S. shareholders

As you may already be aware, this transaction is taxable.

U.S. shareholders will recognize any gain that is related to this exchange, but will not recognize any loss on the receipt of their Aon UK shares.  If the shares owned outright by a Colleague have restrictions or deferral arrangements, such as restricted stock units, 401K holdings or stock options, the Colleague may not be subject to tax in the U.S. We will discuss how the transaction affects the company equity programs later in the webcast.

Please also note that this webcast only addresses tax implications to U.S. shareholders using current U.S. tax law at the time of the webcast.

Capital gains

This section of the webcast will assist Colleagues in identifying the information needed in order to compute capital gain for the Aon stock held outright.

A capital gain is the increase in the value of a capital asset during the time in which the stock has been held. Aon stock is considered a capital asset under the law, and, as such, the sale or exchange of the stock will result in a capital gain or loss.  The capital gain or loss for this transaction is determined by taking the difference between the fair market value of the Aon UK stock that is received and the Colleague’s adjusted basis in the Aon Corporation (US) shares exchanged.

The key concept here is that if the FMV of the stock received is greater than the adjusted basis, then the result is a capital gain.  If the FMV of the stock received is less than the adjusted basis, then the result is a capital loss.  It is important to note that the IRS does not allow capital losses to be recognized for these types of transactions. Later in the webcast, I will provide more detail and an example of how to calculate capital gains and losses.

Let’s walk through the terms that relate to this transaction and an example of how the capital gain or loss may be computed.

Fair Market Value, often abbreviated as FMV, is determined for this transaction as the value of the Aon UK shares received. The value of the Aon UK shares cannot be determined until the date of the transaction.

Once the transaction closes, the fair market value of Aon UK shares will be available for viewing on the Aon Investor Relations website.  Colleagues should also be able to find the fair market value of the Aon UK stock on the website of their brokerage firm.

The adjusted basis is typically the amount that was paid for the stock adjusted for certain items such as stock splits, dividend reinvestments, and taxable events.  The amount paid includes any fees or commissions that were paid as a part of the purchase price. For example, if a Colleague purchases $1,000 worth of stock and paid $50 in commissions and fees related to the purchase, their adjusted basis in the stock would be $1,050.

Generally, the adjusted basis of a security is tracked in the brokerage account where it was initially purchased or acquired.  Most Aon Colleagues will be able to contact Fidelity or Morgan Stanley Smith Barney and receive the adjusted basis information for their Aon shares.  However, if the stock was moved to a different brokerage firm, the adjusted basis may not have transferred.  Therefore, the adjusted basis would need to be calculated using the information available to the Colleague.

After listening to this webcast, I encourage you to log onto Fidelity and/or Morgan Stanley Smith Barney website to obtain a list of all the Aon Corporation shares held and the adjusted basis reported for such shares.

Capital gains and losses must be separated according to the length of time the stock was held.  The length of time held is referred to as the holding period which begins on the day after it was purchased or acquired.

Short-term capital gains or losses result when capital assets with a holding period of one year or less are sold or exchanged.  Long-term capital gains or losses result when capital assets with a holding period of more than one year are sold or exchanged.  Under current law, long-term and short-term capital gains may be taxed at different rates.  Net short term capital gains are taxed at the taxpayer’s marginal tax rate (which is the rate on the next $1 of ordinary income).  Currently, long term capital gains are taxed at a 15% rate for most taxpayers.  If a taxpayer files a married filing joint tax return and his or her taxable income is less than $70,700 or if filing single with less than $35,350 of taxable income, a taxpayer will pay a 0% long-term capital gains for 2012.

For this transaction, each purchase or receipt of stock will be evaluated on a lot-by-lot basis.  Capital gains will be recognized for each applicable lot of shares; losses generated by this transaction are not recognized.  The adjusted basis of these shares held in a loss position will carry-over to the shares of Aon UK received.  As such, if a Colleague currently holds shares in Aon Corporation stock that are in a loss position, he or she may want to consider if selling or otherwise disposing of these shares prior to the transaction.  Any gain recognized on lots in this transaction will increase the adjusted basis of the Aon UK shares received.

Now that we have covered the main terms related to capital gains and losses, let’s walk through an example.

As I just stated, gains and losses are determined on a lot-by-lot basis for this transaction.  The amount of the total capital gain will be the total of all lots in a capital gain position.

As seen in this example, when comparing the adjusted basis to the assumed fair market value for each lot, Lot 1 is in a loss position while Lots 2 and 3 are in a gain position.  There is no gain or loss on Lot 4.

When adding the recognized gains from Lots 2 and 3, the result is a $3 taxable capital gain that this Colleague must recognize on his or her 2012 tax return.  The loss from Lot 1 is disallowed and cannot be used to reduce the gains associated with Lots 2 and 3.

Now that we’ve calculated the realized gain, it’s time to determine the adjusted basis in the Aon UK shares received.  The adjusted basis will be the adjusted basis of each share of original Aon Corporation U.S. stock that was given up in the exchange plus any gain recognized as a result of the exchange. Note that, for shares in which gain has been realized; this is going to be equal to the FMV of the Aon UK shares on the transaction date.  For shares that were in a loss position, this will be the adjusted basis you had in the Aon Corporation stock prior to the transaction.

The holding period for the shares of Aon UK received, irrespective of whether in a gain or loss position, will include the holding period of the Aon Corporation stock that was given up in the exchange.

Company equity programs

So, now that we have determined how to compute the capital gain or loss on the Aon Corporation shares held outright, we will discuss how the transaction will impact company equity programs.  In this section, we will cover non-qualified and incentive stock options, restricted stock units, performance share plans, and employee stock purchase plans.

The shares that have been acquired and now are owned directly from any of the company equity programs will be exchanged just as any other shares a Colleague holds outright.  This would include shares vested through restricted stock units, exercised options, settled performance shares, and those purchased through the employee stock purchase plan.  They will be converted one-for-one into shares of Aon UK upon the close of the transaction.

If a Colleague owns unvested Aon restricted stock units, they will be converted to unvested Aon UK restricted stock units.

Unexercised options will be converted to Aon UK unexercised options.

Unvested Aon US performance shares will be converted to unvested Aon UK performance shares.

When the units or shares vest or are exercised, a Colleague will receive Aon UK stock.  The same terms and conditions of the original company equity program remain intact after the transaction.

On the following slides I will walk through how to compute basis, holding period, fair market value, and capital gain for each award type.

For stock purchased through the exercise of non-qualified stock options, the adjusted basis will equal the fair market value at the date the options were exercised plus any related transaction costs or fees.  The holding period begins one day after the options are exercised.  The gain that Colleagues will recognize for shares acquired through a non-qualified stock option exercise is the fair market value of Aon UK shares received less the adjusted basis.

The rules for incentive stock options are more complicated than those for non-qualified options.  Before we discuss how to compute the gain or loss on shares acquired through ISO exercise, let’s address the general tax rules associated with

ISOs.  Incentive stock options receive favorable tax treatment upon exercise as long as the holding period requirements are met.  If a Colleague holds the shares acquired through an ISO exercise for at least two years from the date of grant AND one year from the date of exercise, there is no ordinary income recognized for regular tax purposes on the date of exercise.  Instead, the difference between the grant price and the fair market value on date of exercise is treated as capital gain. If these holding requirements are not met, it is called a disqualifying disposition, and the ISOs are taxed similarly to non-qualified options, where ordinary income is recognized upon exercise.

As such, when determining the tax impact for transaction on shares acquired through an ISO exercise, first a Colleague must determine if the holding period requirements were met.  If they are met, the adjusted basis for shares acquired through an ISO exercise is the grant price.  If the holding period requirements are not met by the transaction date, it will be treated as a disqualifying disposition.  In this case, the Colleague would recognize ordinary income equal to the difference between the Fair Market Value on the date of exercise and the grant price of the ISO.  This will increase the Colleague’s adjusted basis, and as such, the adjusted basis for the capital gains tax will be equal to the fair market value on the date of exercise.

For stock acquired through an ISO exercise, the holding period begins one day after the options are exercised and the gain on exercised shares will be the fair market value of Aon UK shares received less the adjusted basis if shares are held as of the closing date.

It is important to note that there may be alternative minimum tax implications related to ISOs.  We will not address those implications in this webcast; therefore, we strongly recommend that Colleagues consult with their personal tax advisor.

Please keep in mind that we only addressed stock acquired through exercised options on this slide, unexercised non-qualified stock options and ISOs at the transaction date are exchanged for unexercised UK options with the same terms and conditions and, as such, would not generate a taxable event.

If a Colleague’s shares were acquired from the vesting of Restricted Stock Units including those from the Special Stock Program (SSP) or Incentive Stock Program (ISP), the adjusted basis in the stock will be the fair market value at the date the shares were received, also known as the “vesting” date.  The holding period will begin one day after the vesting date and end on the transaction close date.  As a result, the Colleague will recognize capital gain equal to the fair market value of the Aon UK shares received less the adjusted basis.  Please keep in mind that if the Restricted Stock Units are unvested, Colleagues will receive Restricted Stock Units in Aon UK that mirror the same terms and conditions as the Aon US

RSU’s, and, as such, there is no taxable event and no capital gain will be recognized.

If the shares a Colleague owned are from any of the Performance Share Plans, the adjusted basis of the stock will be the fair market value of the shares at the settlement date.  The holding period in these shares will begin one day after the shares were distributed to the Colleague’s account and will end on the date of the transaction.  If the shares are still held as of the transaction date, the capital gain to be recognized at the time of the transaction is the fair market value of the UK shares received less the adjusted basis.  If the shares are unvested, there is no taxable event and no capital gain will be recognized.

Please keep in mind that Fidelity should be able to provide the adjusted basis of the shares, and we will discuss later how to find this on their website.

For stock acquired through the participation in the Employee Stock Purchase Plan, also referred to as the “ESPP”, the Colleague will recognize both ordinary income and capital gain on the transaction date, which mirrors the treatment when ESPP shares are sold in the open market.  Since the ESPP allows Colleagues to purchase Aon Corporation shares at a 15% discount, when these shares are sold, the IRS deems this as a benefit provided to only employees and , as such, Colleagues will recognizes the ordinary income related to the discount.  The ordinary income amount is determined based on how long the shares are held.  Fidelity computes the amount of ordinary income and reports this to Aon, and it is included in the W-2.  In order to avoid double taxation, the adjusted basis in the stock needs to be increased by the amount of ordinary income reported.

For shares purchased through the ESPP, the holding period begins the day after the date of purchase and will end on the transaction close date.

Let’s walk through an example.

Shares acquired through the employee stock purchase plan are purchased at a 15% discount, which is 85% of the lower of the fair market value at the date of grant or at the date of exercise.  As shown on the chart, the lower fair market value is the $11.76 at the date of grant.  The 15% discount is $1.76 resulting in a purchase price of $10.

The ordinary income of a Colleague’s holdings under the ESPP plan is not calculated until the shares are either disposed or exchanged. The calculation of the ordinary income is based on several factors, but the primary one is the length of time the stock is held.  If the stock is held for at least two years from the grant date (which is the first date of the offering period) AND one year from the date of exercise, the ordinary income amount may be lower than shares held for less than two years.  For shares that meet the holding requirements, the ordinary income amount is the lessor of the 15% discount at the grant date or the total gain.  In this example, the discount at the grant date would be the $11.76 times 15%, or $1.76.  The total gain at the time of the exchange would be the fair market value of the Aon UK shares received less the purchase price, or $15 minus$10, resulting in a gain of $5.  Therefore, the total ordinary income would be the lesser of these two amounts, or $1.76.

For shares that do not meet the holding period requirements, the ordinary income amount is the discount at the exercise date, which can yield a higher ordinary income component if the stock price is increasing over the offering period or the stock price at the exchange date declines below the fair market value at the date of purchase. The ordinary income amount would be $12 minus $10, which is $2.00.

Assume that an Aon Colleague purchased shares of Aon stock through the ESPP for $10.00 (remember that this is the 15% discounted price).  Upon the transaction date, if the holding period requirements are met, the custodian computes the ordinary income component of the stock to be $1.76 which will be reported on the Colleagues Form W-2.  As such, the adjusted basis of this stock would be the purchase price of the shares plus the ordinary income component, which is $11.76.  If the fair market value of the stock received in the exchange is $15, the capital gain that a Colleague would recognize on his or her tax return is $3.24.

In contrast, if the holding period requirements are not met, the Colleague would recognize ordinary income equal to $2 (which we discussed in the previous slide), but the capital gain recognized would then be reduced to $3.00.  Please note, that if the holding period requirements are not met, it may be that the Colleague did not hold the shares for at least one year from the date of exercise, and, as such, the gain may be short term.

In order to accurately compute the capital gain on shares acquired through the ESPP, the Colleague must know the amount of ordinary income he or she recognized.  To obtain lot by lot ordinary income and capital component breakouts, please call Fidelity at the number listed later in the webcast.

Additional information

The next section of the webcast focuses on additional information that may be relevant to Colleagues for this transaction.

Alternative minimum tax, commonly referred to as “AMT”, is a calculation that is prepared in addition to the regular tax calculation. Each year, every taxpayer calculates their tax in two ways: one for regular tax purposes, and one for AMT tax purposes.  The taxpayer pays the higher of the two taxes.

The AMT calculation is based on a different set of rules than the regular tax calculation and requires specific adjustments to taxable income.  For example, when calculating Alternative Minimum Taxable Income, commonly referred to as AMTI, a taxpayer is not allowed certain deductions such as state income taxes, property taxes or investment management fees.  Some items that are taxable for AMT that are not for regular tax purposes are interest from private activity bonds and the exercise of incentive stock options.

Once a Colleague computes his or her income under the AMT system, he or she applies the flat AMT tax rate of 26 or 28 percent, depending on the Colleague’s income level.  It should be noted that the capital gain tax rates are the same regardless of whether or not he or she pays AMT.

So why are we discussing AMT?  It’s often found that taxpayers who tend to pay the AMT are those who have either significant state income tax, real estate tax deductions or capital gains in any given year.  As such, Aon Colleagues recognizing capital gains on this transaction may want to contact their personal tax advisor to help them determine whether or not the AMT may apply to them.

After determining the tax liability, the next question is when and in what manner to pay the tax.

One way is to increase the amount of withholdings from a Colleague’s salary to offset all or a portion of the taxes for the year.  To increase withholdings, a Colleague can change his or her Form W-4, which is filed with Aon. However, it is important to review the Form W-4 again for the following tax year to ensure it is appropriate for that tax year.  In the next slide, we will review an example of this.

A second option is to make quarterly estimated tax payments throughout the year.  We will discuss estimated tax payments further in the next couple of slides.

A third option is to pay the 2012 taxes in a lump sum when they are due with the filing of the 2012 tax return in April of 2013. Care should be given in selecting this option to avoid penalties that may occur if certain requirements are not met.

On this slide is a screenshot of Form W-4, which I just mentioned. This form can be obtained from the KE or the IRS website.  The Form W-4 allows for a change in withholding.

To increase withholdings, a Colleague would simply put the additional amount that he or she wants withheld from each paycheck on line 6 of the form, keeping lines 3 and 5 the same as the previously filed W-4, and sign the form and file it with Aon.

To determine the additional amount withheld, a Colleague should divide the expected increase in tax due by the number of pay periods remaining in the tax year. This spreads the payments out over the rest of the year, to make for a more predictable cash flow.

If a Colleague adjusts their W-4 for the tax year 2012, he or she should also re-evaluate their W-4 elections prior to the tax year 2013 to determine if additional withholdings per pay period are still needed.

Estimated tax payments are advanced payments made to the federal, state and local tax jurisdictions.  These payments are made quarterly and used to pay tax on income not subject to withholding or as a result of under withholding.

Generally, there is no withholding on the sale or exchange of a stock.  If a Colleague has significant capital gains in the current year related to the sale or exchange of stock, withholdings from other sources of income may not be sufficient to cover the tax liability and estimated payments may be required.

Whether or not a taxpayer is required to make estimated tax payments will depend on his or her personal tax situation.  There are specific requirements for federal tax purposes.  In general, a taxpayer needs to pay in throughout 2012 the lesser of 90% of the estimated 2012 tax liability or 100% of the 2011 tax liability.  This could be accomplished through the withholding or estimated tax payments.  If the taxpayer’s adjusted gross income is over $150,000, he or she must pay in at least 90% of the 2012 tax liability or 110% of the 2011 tax liability, whichever is less.

If estimated tax payments are required but not made, the IRS imposes a penalty, which is computed quarterly on the unpaid amount and is based on prevailing IRS interest rate.

While this is important to consider for the current tax year, please do not forget to also consider any estimated tax needs in the following year as well since these rules are applicable in every tax year.  A taxpayer might determine they do not need to pay estimates in 2012 if they think their withholding in 2012 is at least equal to or exceeds their 2011 tax liability.

However, if the taxpayer’s adjusted gross income is higher in 2012 than what is anticipated in 2013 due to capital gain recognition, that same taxpayer must ensure that they pay in at least 90% of their expected 2013 tax during the 2013 tax year through both withholding and/or estimated tax payments.  It is highly recommended that Colleagues consult their tax advisor for assistance in determining their estimated 2012 tax liability and the need for estimates in both the current and future tax years.

To file federal estimated tax payments, a taxpayer will file Form 1040-ES and make their payment with the filing.

As previously mentioned, estimated tax payments need to be made on a quarterly basis.  The due dates are April 15, June 15, September 15 and January 15.  For example, the second quarter payment for the 2012 tax year is required to be paid on or prior to June 15, 2012 and the fourth quarter payment for the 2012 tax year is to be paid by January 15, 2013.

If either of the dates just mentioned fall on a weekend or a holiday, the payment is required to be made by the next business day.  Therefore, if a taxpayer is required to make estimated payments for the 2012 tax year, they would file and pay their estimated tax payments on or prior to April 17, 2012, June 15, 2012, September 17, 2012 and January 15, 2013.

In most states, capital gains are taxed at the same rate as ordinary income and do not receive preferential tax rates.  It is likely that a Colleague’s state tax liability will increase in 2012 due to the potential capital gains that would be recognized in 2012 as a result of this transaction.  We recommend Colleagues consult their tax advisor to determine how the transaction will affect their state tax situation.

In addition, if a Colleague’s state tax payments are increasing, it may cause them to be subject to the AMT, as we discussed earlier.  As such, Colleagues should discuss the timing of their state tax payments with their tax advisor to ensure they are receiving the maximum benefit.

Whether or not a Colleague is required to make estimated tax payments for a particular state will depend on similar requirements as the federal estimated tax requirements mentioned previously.  For illustrative purposes, we’ll walk through this for Illinois and New York.

The requirement for Illinois is that a taxpayer must pay the lesser of either: 100%(1) of the 2011 taxes paid, or 90% of the estimated 2012 Illinois tax liability.

For New York the requirements for determining whether a taxpayer must make state estimated payments for 2012 is basically the same as it is for federal purposes.  The only difference is that the safe harbor requirement refers to the New York adjusted gross income as opposed to the federal adjusted gross income.

If a taxpayer is required to make state estimated tax payments and fails to do so, they may be subject to an underpayment of estimated tax penalty.

Obtaining transaction information from Fidelity

(1)  A misstatement was made during the call and is being corrected in this transcript.

Now that we’ve covered the tax considerations related to the transaction.  I want to provide some useful tips in how to obtain transaction information from the Fidelity website.

After logging into the Fidelity NetBenefits account home page, Colleagues can click on the applicable investment account to get transaction information and details.  Note that Aon Colleagues may see several accounts including a brokerage where shares are held outright and other company equity programs such as Aon ESPP.  As an example, we will click on “Annette’s Brokerage” which is boxed in the red on the slide.

On the next screen, click “Positions”.  This will bring up the current values of the holdings in Annette’s Brokerage account.

By clicking on the “Cost Basis” tab, the Colleague will be taken to the page that lists the adjusted basis of shares owned.  Note that for shares acquired through the ESPP, the adjusted basis listed will not include any ordinary income component as a result of the exchange.  Information for calculating the ordinary income component can be found in the transaction history under the Aon ESPP account.

Also, by clicking on the download link in the upper right hand corner, Colleagues can download their share and adjusted basis information to PDF or Excel format.

The final screen shot is a screen shot of open lots.  To access the history, Colleagues can click on “History” or “Tax Info (Year-to-Date).”  These pages will allow Colleagues to see their transaction history.

Also, please note that for Colleagues participating in the Aon Employee Stock Purchase Plan, they can obtain the details necessary to calculate their ordinary income and capital gain components from the History section of their Aon ESPP account.  The history section will list the purchase amount, fair market value at the grant date, and fair market value at the exercise date.

Aon Stock Conversion Assistance Program

This last section of this webcast is going to focus on the Aon Stock Conversion Assistance Program.  In this section, I will provide an overview of the program as well as the resources that are available to you.

All U.S. Aon Colleagues who own shares of Aon Corporation are eligible for participation in the Stock Conversion Assistance Program.  This program offers several resources, including this webcast.

There is also a free telephone assistance helpline open to current Colleagues.  This line is hosted by PwC and is staffed with tax and financial planners who are familiar with Aon and this transaction, so Colleagues are encouraged to call in or e-mail and receive answers to their questions.

PwC will also be offering income tax projections to U.S. Aon Colleague shareholders impacted by this transaction to assist them in estimating their 2012 tax liability.  These will be available after the transaction close date, when the price of Aon UK shares is known and capital gains are determinable.

Colleagues can reach PwC professionals by telephone at the number listed on the slide.  The hours are Monday through Friday, 7am to 7pm, Central Standard Time. Should call volume be high, Colleagues may be directed to a secure voicemail box, and a PwC counselor will call them back within 24 hours.  The PwC email address is also listed.  Email responses are sent within 24 hours of receipt.

To access information related to Aon stock holdings, Colleagues can contact their Fidelity or Morgan Stanley Smith Barney representative using the phone numbers listed here.

Colleagues can also access their brokerage account at the listed web addresses.

PwC is a public accounting firm that has been providing tax and financial planning services for over 50 years.  PwC employs 300 experienced tax advisors and financial counselors in offices throughout the United States in its Personal Financial Services group, which is a group solely dedicated to assisting individuals with tax and financial planning matters.  We have experience in delivering tax and financial planning to employee groups at many companies in similar industries.  Please note that the advice and support PwC provides is independent and objective and will not be shared with Aon or any other party.  In addition, we do not sell any financial products.

As a reminder, the information covered in this webcast was presented for educational purposes, and should not be taken as specific legal, tax, investment or other professional advice.  Before taking any specific action related to investments or tax filings, we strongly encourage Colleagues to consult with their personal tax advisor. This webcast is not intended, and cannot be used for purposes of avoiding U.S. federal, state or local tax penalties.

The next few slides walk through some additional disclaimers, which we encourage you to read once the webcast has concluded.

We will now turn it over to our moderator to address some of the questions we have already received.  If you have a question, now is a great time to submit it.

Question and Answer

Thanks Sheryl.  We have received some questions during the webcast that I will read to you and ask if you couldn’t address those for us.

First question, when is this transaction scheduled to occur?

This has been a very popular question leading up to the webcast.  The transaction is currently scheduled to close in the second quarter of 2012 based on the S-4 previously filed with the SEC on January 13, 2012.  The exact timing of the transaction is unknown as there are a number of external factors beyond the control of Aon that will influence the date of the transaction.

Ok, thank you.  There is another one.  Will Fidelity or Morgan Stanley Smith Barney provide me with my basis in the new Aon UK stock?

Yes, they will.  After the transaction has closed, Colleague’s will be able to obtain their Aon UK stock basis by accessing their Fidelity or Morgan Stanley Smith Barney online brokerage accounts or by contacting a representative using the phone numbers that we listed in the webcast.

Ok, another question here.  Why do we have to calculate our adjusted basis and our capital gains on a lot by lot basis, can’t we just use the average adjusted basis method?

Well, the capital gains are calculated on a lot by lot basis because each lot may have a different holding period and adjusted basis depending on how the shares were acquired.  Also, if you use the average cost basis method, it may be factoring in lots with losses, which are disregarded for this transaction.

Ok.  Do I have to report ordinary income from the transaction if the stock was acquired through an ISO exercise I did earlier this year?  If so, how much income do I have to report?

Well, as we discussed earlier, in order to receive the favorable tax treatment for ISO’s, the IRS requires the taxpayers to hold the stock acquired through an incentive stock option exercise for at least two years from the date of grant and one year from the date of exercise.  If this holding period is not met, the IRS considers this a “disqualifying disposition”, which means the exercise will now be taxed similarly to a non-qualified option.  Because the IRS views Aon shareholders as disposing of their Aon (US) shares on the date of the transaction, this may trigger a disqualifying disposition of the ISO’s if the holding periods were not met by the date of the transaction.  So a colleague that has exercised

ISO’s within a year of the transaction date may recognize ordinary income for the difference between the fair market value on the date of the exercise and the grant price, which is the price paid for the stock.  The colleague may also have a capital gain from these shares to the extent that the adjusted basis of the ISO’s is less than the fair market value of the stock on the transaction date.  The adjusted basis for the ISO shares that have been disqualified is the fair market value at the date of exercise.  It is really important to note there may be AMT tax implications related to ISOs if they were acquired and disposed of in different calendar years.  The calculation for AMT is very complex and I recommend that you consult with their personal tax advisor.

Ok, very good.  We have a few questions regarding the ESPP.  First, when is the ordinary income realized for ESPP shares?

The ordinary income related to the ESPP holdings will not be realized and taxable until they sell or exchange their shares, at which time it will be included in their W-2.

Related to the ESPP, when I check my adjusted basis on the Fidelity website, does the adjusted basis include the ordinary income I recognize on my ESPP holdings?  If it’s not, how do I estimate the adjusted basis?

Well, the adjusted basis on the Fidelity website does not include the ordinary income.  So, in order to determine the basis adjusted for the ordinary income, you will need to call Fidelity at 1-800-544-9354.

Ok, changing directions here, on a couple of other questions, but they are related.  Why can’t we take the loss on the Aon Stock we hold for this transaction?

That’s a good question, but based on current tax law, losses generated from these types of transactions cannot be realized and netted against capital gains.  The losses not allowed in the transaction will be preserved, though, and reflected in the adjusted basis of the Aon UK shares held.

Ok, and what are the tax consequences if I sell my shares of Aon stock prior to the transaction?

Well, if the shares are sold prior to the transaction, a shareholder will recognize capital gains and losses based on the net sales proceeds and the adjusted basis at the time of sale.  Losses generated from the sale of stock prior to the transaction can be netted against capital gains realized as a result of the transaction.

However, Colleagues need to also consider any ordinary income that could be generated as a result of selling any ESPP holdings prior to the transaction date.

Ok, thank you.  Another timing question.  If the transaction happens in the second quarter, do I need to pay all of the estimated tax in the same quarter?

That’s a great question and determining your estimated tax payments really depends on each individual’s personal tax situation but most circumstances will not require a taxpayer to pay the entire estimated liability in the same quarter.  A Colleague would first want to analyze their 2011 and 2012 tax situation to determine what safe harbor method they might fall under, which we discussed previously in the webcast.  Based on the safe harbor method a Colleague falls under, they may need to either increase their withholdings for each pay period or make quarterly estimated tax payments, which may be able to spread over the remaining quarters of 2012.  Determining if and when estimated tax payments are due is very complex so we recommend that you utilize the resources provided by Aon or consult with your personal tax advisor.

Ok, another question from the computer.  Where on my tax return do I report the capital gains that result from this transaction?

Any capital gains that were realized as a result of this transaction would be reported on Schedule D of the Colleague’s individual income tax return in the same manner that any other sales of securities would be reported.

Ok, how will this transaction impact the shares a Colleague holds in their 401(k) or IRA?

Well, that’s a great question.  Aon common shares held in accounts such as a 401(k) or an IRA will be exchanged on a one to one basis with Aon UK shares at the transaction close.  But, since these accounts have tax deferral arrangements, they are not subject to U.S. income tax at the time of the transaction but rather taxed at the time of distribution, based on current U.S. Federal income tax law.

Great, thank you.  Last question here.  There was a lot of information covered in this presentation.  Will these materials be made available after the webcast?

Yes, of course.  The recorded webcast will be placed on the Knowledge Exchange and available for replay.  In addition, the slides and a transcript of the presentation will be filed with the SEC and be available to the general public.

It does seem like several additional questions have been submitted and to the extent these were not addressed during the webcast, please direct these to the Aon stock conversion e-mail box or to PwC at 1-866-459-6649.  I thank you for your time today and I hope that you found this information useful.

So at this point we will conclude the webcast.  I want to thank Sheryl and the PwC team for all the preparation.  It was a terrific presentation and very helpful.  I would also like to thank Jay Feece and Aon Compensation team who worked closely with PwC.  As we noted in the webcast, we will have lots of resources available to answer your questions.  We’ll make these materials available and thanks now that will conclude the webcast.  Thank you very much.

Thank you again, that does conclude today’s conference.  You may disconnect at this time.

This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law.  In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4.  In connection with the proposed reorganization, Aon filed with the SEC a definitive proxy statement.  The proxy statement was mailed to Aon stockholders on or about February 10, 2012. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above.